SEC FILE NUMBER 001-36861

CUSIP NUMBER 55024U109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 27, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Lumentum Holdings Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

400 North McCarthy Boulevard

Address of Principal Executive Office (Street and Number)

Milpitas, California 95035

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lumentum Holdings Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended June 27, 2015 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense as a result of unexpected delays encountered by the Company in the preparation of the Company’s financial statements for the fiscal year ended June 27, 2015. The Company commenced operations as an independent, publicly-traded company pursuant to the distribution by Viavi Solutions Inc. (“Viavi”) of a portion of the Company’s shares to Viavi’s stockholders effective August 1, 2015 (the “Separation”). The principal reason for the unexpected delays in the preparation of the Company’s financial statements for the fiscal year ended June 27, 2015 related to a delay in obtaining information necessary for the attribution of accounts payable and property, plant and equipment for the period prior to the Separation. The Company expects to file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

The statement concerning the Company’s expectation regarding the timing of the filing of the Annual Report is a forward-looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by this statement. This statement is subject to certain risks and uncertainties, including the Company’s, or its independent auditors, inability to complete the work required to file the Annual Report in the time frame that is anticipated.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Aaron Tachibana	(408)	546-5483
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lumentum Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2015	By:	/s/ Aaron Tachibana
Aaron Tachibana
Chief Financial Officer
(Principal Financial Officer)